[McDermott Will & Enery Letterhead]

June 5, 2009

By EDGAR

Ms. Christina E. Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Security and Exchange Commission

100 F St., NE

Washington, DC 20549

Re:	CPI Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on May 20, 2009
File No. 001-10204

Dear Ms. Chalk:

On behalf of CPI Corp. (the “Company”), we are responding to comments received from the staff of the Office of Mergers and Acquisitions (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated June 1, 2009 relating to the above referenced filing of the Company. For your convenience, our responses are prefaced by the Staff’s corresponding comments in bold text. In connection with this letter, we have filed an Amendment No. 1 to the Company’s preliminary proxy statement with the Commission.

General

1.	Please revise to clearly mark the proxy statements as “preliminary.” See Rule 14a-6(e)(1) of the Regulation 14A.

Response. As you have requested, the Company has revised the proxy statement to clearly mark that it is a “preliminary” proxy statement.

Election of Directors, page 3

2.

Update this section to reflect the two directors for whom the Ramius Group is soliciting proxies. In addition, update to address the new information provided in the Ramius Group’s letter to the Company dated May 27, 2009 and reproduced in

United States Security and Exchange Commission

June 5, 2009

its proxy materials filed on the same date. For example, in those materials, the Ramius Group addresses your assertion that it is seeking a sale of the Company.

Response. The Company has updated the section captioned “Election of Directors” (i) to reflect the two directors for whom the Ramius Group is soliciting proxies and (ii) to address the new information provided in the Ramius Group’s letter to the Company dated May 27, 2009 and reproduced in its proxy materials filed on the same date.

3.	Identify your nominee for the sixth director slot.

Response. The Company has added information regarding the additional nominee in the revised proxy statement in the section captioned “Election of Directors,”

4.

Explain in your revised proxy statement why you are not renominating existing director Peter Feld, who we understand is a representative of the Ramius Group but who serves as an existing director of the Company.

Response. The Company has updated the section captioned “Election of Directors” to explain why it is not re-nominating Mr. Feld.

5.	Here or in a new, separate section of the proxy statement, provide further background about your contacts with the Ramius Group and its representatives leading up to this contested solicitation.

Response. The Company has updated the section captioned “Election of Directors” to provide a background on its contacts with the Ramius Group and its representatives leading up to this contested solicitation.

Form of Proxy

6.

We understand that your directors are elected by a majority of those shares represented in person or by proxy and voting at the meeting. Please advise whether state law therefore gives effect to votes cast against a nominee, and, if so, revise your proxy to provide a means for shareholders to vote against each nominee. See Instruction 2 to Rule 14a-4(b).

Response. The Company has revised the form of proxy as requested.

***

In addition, included as Schedule I to this letter is a written statement from the Company acknowledging that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not

United States Security and Exchange Commission

June 5, 2009

foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (312) 984-3624 if you have any questions about the above responses, or require any further information. We appreciate your prompt attention to this matter.

Very truly yours,

Heidi Steele

/s/ Heidi J. Steele

Heidi J. Steele

United States Security and Exchange Commission

June 5, 2009

Schedule I

The undersigned hereby acknowledge that:

•	the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned have signed this certificate on this 4rth day of June, 2009

CPI Corp

By:	_________________________________ Name: Title: